SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK HILLS SENGOKUYAMA MORI TOWER – 41ST FLOOR

9-10, ROPPONGI 1-CHOME

MINATO-KU, TOKYO 106-0032, JAPAN

81-3-5562-6200

TELECOPIER: 81-3-5562-6202	E-MAIL ADDRESS
DIRECT LINE: 81-3-5562-6214	tsaito@stblaw.com

May 12, 2015

BY EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	Mizuho Financial Group, Inc. Form 20-F for Fiscal year Ended March 31, 2014 Filed July 25, 2014 file No. 001-33098

Dear Mr. Vaughn:

We are writing on behalf of our client, Mizuho Financial Group, Inc. (together with its consolidated subsidiaries, “Mizuho”, or “MHFG” on a non-consolidated basis) in response to your letter dated April 22, 2015 (the “Letter”) regarding the above-referenced filing.

Mizuho has instructed us to respond to your inquiries as set forth below in this letter. Each response follows the text of the paragraph of the Letter to which it relates.

Risk Factors, page 10

A decline in deferred tax assets due to a change in our estimation of future taxable income or change in Japanese tax policy could adversely affect our financial condition and results of operations, page 12

1.	Refer to your response to prior comment two. Revise this risk factor to more clearly discuss your tax planning strategy of relying on future sales of available-for-sale securities for sufficient future taxable income to utilize certain of your net operating loss carryforwards. Clearly discuss your exposure to the changes in market conditions and fluctuations in valuation of available-for-sale securities equity due to your reliance on this tax planning strategy.

Mr. Kevin W. Vaughn

Accounting Branch Chief

May 12, 2015

Response

In future filings, Mizuho will revise the risk factor regarding a decrease in deferred tax assets, net of valuation allowance, on page 12 substantially as follows:

“A decrease in deferred tax assets, net of valuation allowance, due to a change in our estimation of future taxable income or change in Japanese tax policy could adversely affect our financial condition and results of operations.

We recorded deferred tax assets, net of valuation allowance, based on a reasonable estimation of future taxable income in accordance with applicable accounting standards. Our financial condition and results of operations could be materially and adversely affected if our deferred tax assets decrease due to a change in our estimation of future taxable income, a change in tax rate as a result of tax system revisions or other factors. Because we consider the sale of available-for-sale securities to be a qualifying tax-planning strategy, turmoil in financial markets such as significant declines in stock prices could lead to a decrease in our estimated future taxable income.”

Consolidated Financial Statements, F-1

Note 19. Income Taxes, F-61

2.	It appears that your response to prior comment two in our letter dated March 10, 2015 provides certain information necessary to understand significant changes in your current and deferred income taxes, valuation allowance, and net operating loss carryforwards. As such, please revise your MD&A and tax footnote in future filings to disclose certain information included in that response. To assist us in evaluating your response, please include in the correspondence proposed changes to your disclosure.

[First Bullet]

•	Revise to provide a detailed rollforward of the changes in your valuation allowance supplemented by a narrative explanation similar to the information you provided to address the first and second bullet points of prior comment two.

Mr. Kevin W. Vaughn

Accounting Branch Chief

May 12, 2015

Response

In future filings, Mizuho will provide a detailed rollforward of the changes in its valuation allowance substantially as follows:

	Fiscal year ended March 31,
	2012	2013	2014
	(in millions of yen)

Balance at beginning of fiscal year	2,478,130	1,952,899	584,665
Changes that directly affected the deferred tax expense	(337,695)	(326,158)	(44,620)
Changes that did not affect the deferred tax expense:
Expiration of net operating loss carryforwards	(33,576)	(1,026,439)	(6,313)
Others	(153,960)	(15,637)	(89,885)

Total	(187,536)	(1,042,076)	(96,198)

Balance at end of fiscal year	1,952,899	584,665	443,847

In addition, Mizuho will insert a narrative explanation of the changes for all periods presented. As an example, Mizuho will include substantially the following narrative explanation regarding the change in valuation allowance for the fiscal year ended March 31, 2014:

“The decrease in the fiscal year ended March 31, 2014 of ¥44,620 million in valuation allowance that directly affected deferred tax expense was a result of an assessment of the realizability of deferred tax assets that mainly reflected decreases in deductible temporary differences and increases in future taxable income, which led to the full de-recognition of valuation allowances in one of Mizuho’s principal banking subsidiaries in Japan. The decreases in deductible temporary differences were primarily related to investments, while the increases in future taxable income were due to increases in net unrealized gains on available-for-sale securities. The decrease in “Others” was primarily related to the portion of valuation allowance that Mizuho judged to be offset by gross deferred tax assets that related to certain investments. The primary portion of the decrease in “Others” was related to the deferred tax assets against which a full valuation allowance had been recorded, and therefore there was no impact on the deferred tax expense, although the valuation allowance decreased due to this offsetting.”

Mr. Kevin W. Vaughn

Accounting Branch Chief

May 12, 2015

[Second Bullet]

•	Revise your future filings to include information similar to that provided in the third bullet point related to the allocation of the valuation allowance to specific jurisdictions and subsidiaries, and clearly disclose the extent to which you experienced a cumulative tax loss for the last three years in the respective tax jurisdictions.

Response

In future filings, Mizuho will disclose the allocation of the valuation allowance in a format similar to the response to the third bullet point of prior comment two by tax jurisdiction. As an example, Mizuho will include substantially the following disclosure for the fiscal year ended March 31, 2014:

“In general, a valuation allowance is recognized against deferred tax assets related to entities that recorded significant net operating loss carryforwards. As of March 31, 2014, Mizuho’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.

Mizuho determined whether cumulative losses were recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the recent three years’ pretax results as of March 31, 2014. As it pertains to each entity with a cumulative loss, a valuation allowance was fully recognized against the deferred tax assets if Mizuho considered there was no positive evidence that overcame the negative evidence. As of March 31, 2014, MHFG’s securities subsidiary in the United Kingdom recorded cumulative losses on the basis of the recent three years’ pretax results and recognized a full valuation allowance, as there was no positive evidence to overcome the negative evidence. MHFG and MHFG’s principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.”

Mr. Kevin W. Vaughn

Accounting Branch Chief

May 12, 2015

[Third Bullet]

•	Revise your future filings to expand your income tax expense disclosure on page 75 to provide further details from the fourth bullet of prior comment two regarding the extent of your overall reliance on sales of available-for-sale securities to generate sufficient taxable income as well as to address the effect of net unrealized gains on available-for-sale securities on current and deferred income taxes for the respective periods presented. Clearly disclose the reasons for using this tax planning strategy, the jurisdictions in which it is used, the extent of sales of available-for-sale securities pursuant to this strategy, and the limitations and risks of this tax planning strategy.

Response

In future filings, Mizuho will revise to expand its income tax expense disclosure on page 75. As an example, Mizuho will include substantially the following income tax expense disclosure for the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013:

“Income tax expense increased by ¥222 billion from the previous fiscal year to ¥226 billion in the fiscal year ended March 31, 2014, due mainly to deferred tax expense of ¥90 billion compared to deferred tax benefit of ¥44 billion in the previous fiscal year and an increase in current income tax expense of ¥88 billion. We consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. In the fiscal year ended March 31, 2013, deferred tax assets, net of valuation allowance, increased with a corresponding net deferred tax benefit that resulted from the significant increase in net unrealized gains on available-for-sale securities which led to a reduction of valuation allowance for our principal banking subsidiaries in Japan. In the fiscal year ended March 31, 2014, deferred tax assets, net of valuation allowance, decreased with a corresponding net deferred tax expense. With regard to our principal banking subsidiaries in Japan, this overall deferred tax impact was the result of deferred tax expense arising from the decrease in gross deductible temporary differences in excess of the deferred tax benefit arising from the release of valuation allowance. In turn, this valuation allowance release was caused by the combined impact of a decrease in gross deductible temporary differences and a further increase in net unrealized gains on available-for-sale securities. Our principal banking subsidiaries in Japan reduced the reliance on this tax-planning strategy from approximately one-third to approximately one-fifth of overall deferred tax assets during the fiscal year ended March 31, 2014, while there was no significant change in such reliance during the fiscal year ended March 31, 2013. The increase in current tax expense was due mainly to an increase in the taxable income of a principal banking subsidiary.”

Mr. Kevin W. Vaughn

Accounting Branch Chief

May 12, 2015

In addition, Mizuho plans to disclose an overview of its tax-planning strategy substantially as follows in “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates”:

“Valuation of Deferred Income Taxes

Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. Pursuant to ASC 740, “Income Taxes” (“ASC 740”), a valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized, based on projected future income, future reversals of existing taxable temporary differences and tax-planning strategies. Because we have not opted to be subject to consolidated taxation, deferred tax assets and liabilities are calculated separately for each member of our consolidated group.

The determination of a valuation allowance is an inherently uncertain process due to the use of projected future taxable income and subjective assessments in the effectiveness of our available tax-planning strategies provided for under ASC 740. Variances in future projected operating performance or tax law changes could result in a change in the valuation allowance. Variances in the net unrealized gains on available-for-sale securities could also affect a change in the valuation allowance, because we consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is a possible source of future taxable income mainly with respect to our principal banking subsidiaries in Japan. Although we evaluate that this tax-planning strategy is prudent and feasible, it has limitations and risks such as the resulting decrease in net unrealized gains on available-for-sale securities that are available to be utilized in the future. If we are not able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to income tax expense in the period when such determination is made, and this could materially and adversely affect our financial condition and results of operations.”

[Fourth Bullet]

•	Revise your future filings to provide a breakdown of net operating loss carryforwards by tax jurisdiction and by year of expiration, both on a gross basis and net of valuation allowance for all periods presented in a format similar to your response to the fifth bullet of prior comment two.

Mr. Kevin W. Vaughn

Accounting Branch Chief

May 12, 2015

Response

In future filings, Mizuho will disclose a breakdown of net operating loss carryforwards by tax jurisdiction and by year of expiration, both on a gross basis and net of valuation allowance, for all periods presented in a format similar to the response to the fifth bullet point of prior comment two. As an example, Mizuho will include substantially the following breakdown of net operating loss carryforwards as of March 31, 2014:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance
	(in billions of yen)

Japan(1)	334	(315)	19
The United States	17	(13)	4
The United Kingdom(2)	95	(95)	—
Others	3	(3)	—

Total	449	(426)	23

Notes:

(1)	¥308 billion of the Japan net operating losses of ¥334 billion is related to MHFG, which are offset by a full valuation allowance, and will expire during the fiscal year ending March 31, 2018.
(2)	The United Kingdom net operating losses of ¥95 billion may be carried forward indefinitely.

[Fifth Bullet]

•	Expand your proposed footnote disclosure to the net deferred tax asset table on F-63 to include the last paragraph from your response to the sixth bullet of prior comment two to address the expiration of MHFG net operating loss carryforwards.

Response

In future filings, Mizuho will include the last paragraph from the response to the sixth bullet point of prior comment two into the footnote disclosure to the net deferred tax asset table on F-63 regarding the expiration of MHFG net operating loss carryforwards. As an example, Mizuho will include substantially the following footnote disclosure to the net deferred tax asset table as of March 31, 2013 and 2014:

“The amounts include ¥309,682 million and ¥309,462 million related to MHFG’s carryforwards resulting mainly from intercompany capital transactions as of March 31, 2013 and 2014, respectively.

The tax effect of the net operating loss carryforwards is offset by a full valuation allowance because MHFG experienced a significant expiration of net operating loss carryforwards of ¥1,262 billion in March 2013, which is negative evidence outweighing any positive evidence. Furthermore, MHFG is a holding company whose primary sources of future taxable income are management fees from subsidiaries that are not sufficient to realize deferred tax assets related to the net operating loss carryforwards.”

Mr. Kevin W. Vaughn

Accounting Branch Chief

May 12, 2015

[Sixth Bullet]

•	Revise your future filings to more clearly disclose the reconciliation of valuation allowance balances and annual changes provided in your response to the seventh bullet of prior comment two.

Response

In future filings, Mizuho will disclose the reconciliation of valuation allowance balances and annual changes.

Please see the response in this letter to the first bullet point in comment 2 for an example of the disclosure for the fiscal year ended March 31, 2014.

*    *    *

If we can be of any assistance to you in connection with your review of the responses above, please do not hesitate to contact, by fax (+81-3-5562-6202) or by email (tsaito@stblaw.com), the undersigned.

Very truly yours,

/s/ Takahiro Saito
Takahiro Saito

cc:	Mizuho Financial Group, Inc.
Mr. Yasuhiro Sato